NO ACT

PE 1-8-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038770

Received SEC
MAR 17 2009
Washington, DC 20549

March 17, 2009

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary
Halliburton Company
P.O. Box 42807
Houston, TX 77242-2807

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-09

Re: Halliburton Company
Incoming letter dated January 8, 2009

Dear Mr. Metzinger:

This is in response to your letter dated January 8, 2009 concerning the shareholder proposal submitted to Halliburton by the AFL-CIO Reserve Fund and the Connecticut Retirement Plans & Trust Funds. We also have received a letter from the AFL-CIO Reserve Fund dated February 9, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

Howard G. Rifkin
Deputy State Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

March 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated January 8, 2009

The proposal urges the board to adopt a policy requiring the company to disclose in its proxy statement a description of any services, other than executive compensation consulting, performed by any firm that provided executive compensation services to the board's compensation committee in the last fiscal year and, if a firm provided services other than executive compensation consulting, other information specified in the proposal.

We are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,
FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

EXECUTIVE COUNCIL

JOHN J. SWEENEY
PRESIDENT

RICHARD L. TRUMKA
SECRETARY-TREASURER

ARLENE HOLT BAKER
EXECUTIVE VICE PRESIDENT

Gerald W. McEntee, Michael Goodwin, Elizabeth Bunn, Joseph J. Hunt, Leo W. Gerard, John Gage, Andrea E. Brooks, Laura Rico, James C. Little, Mark H. Ayers, Randi Weingarten, Michael Sacco, William Lucy, Michael J. Sullivan, Clyde Rivers, Ron Gettelfinger, William H. Young, Larry Cohen, Robbie Sparks, Alan Rosenberg, Ann Converso, R.N., Matthew Loeb, Frank Hurt, Robert A. Scardelletti, Harold Schaitberger, Cecil Roberts, James Williams, Vincent Giblin, Warren George, Nancy Wohlforth, Capt. John Prater, Richard P. Hughes Jr., Jill Levy, Patricia Friend, R. Thomas Buffenbarger, Edwin D. Hill, William Burrus, John J. Flynn, William Hite, Gregory J. Junemann, Paul C. Thompson, Rose Ann DeMoro, Fred Redmond

February 9, 2009

By e-mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Halliburton Company's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund and the Connecticut Retirement Plans & Trust Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the Halliburton Company ("Halliburton" or "the Company") by letter dated January 8, 2009 that it may exclude the shareholder proposal (the "Proposal"), co-filed by the AFL-CIO Reserve Fund and the Connecticut Retirement Plans & Trust Fund (the "Proponents"), from its 2009 proxy materials.

I. Introduction

Proponents' shareholder proposal to Halliburton urges:

> the board of directors to adopt a policy requiring the following information to be included in the Compensation Discussion and Analysis section of the Proxy Statement:
>
> a. A description of any services, other than executive compensation consulting, ("Other Services") performed by any firm ("Firm") that provided any executive compensation services to the board's Compensation Committee in the last fiscal year;
>
> b. If a Firm has provided Other Services:
>
> 1. The breakdown of fees paid by Halliburton to the Firm in the last fiscal year for executive compensation consulting services and for Other Services;

Whether individual consultants who perform executive compensation consulting are permitted to own equity in the Firm; andLetter to Office of

2. Whether the incentive pay of consultants who provide executive compensation services is linked in any way to the Firm's provision of Other Services.

Halliburton argues that it may exclude the Proposal, claiming it relates to a matter of ordinary business [Rule 14a-8(i)(7)]. In addition, the Company claims it lacks the power and authority to implement the Proposal [Rule 14a-8(i)(6)].

The Proposal, however, is rooted in the Commission's stated commitment to transparency in executive compensation disclosure. Staff Legal Bulletin No. 14A (July 12, 2002) firmly established that executive compensation is not a matter of ordinary business. More recently, Chairman Mary Shapiro, former Chairman Christopher Cox and the Division of Corporation Finance have repeatedly stated their support for full executive compensation disclosure to shareholders.[1] This Proposal is centered on a critical component of executive compensation disclosure: compensation consultants. It is neither a matter of ordinary business, nor does the Company lack the power and authority to implement it.

II. Compensation consultant information is a significant component of executive compensation disclosure to shareholders as specified in Item 407(e)(3)(iii) of Regulation S-K and the Proposal is not excludable as a routine matter of ordinary business under Rule 14a-8(i)(7).

Halliburton begins its argument for exclusion of the Proposal by citing *Johnson Controls, Inc.*, 1999 SEC No-Act. LEXIS 868 (October 26, 1999). Writing for the SEC in *Johnson Controls, Inc.*, Catherine T. Dixon, Chief Counsel said:

> We have reconsidered our position with respect to these proposals [requesting additional disclosures in Commission-prescribed documents]. Similar to our previous change in position regarding the excludability of proposals requesting preparation and dissemination of special reports to shareholders on specific aspects of a registrant's business (see Release 34-20091 (Aug. 16, 1983)), we have determined that proposals requesting additional disclosures in Commission-prescribed documents should not be omitted under the "ordinary business" exclusion solely because they

---

[1] "Questions [and Answers]" from Senator Carl Levin for Mary Schapiro, Nominee to be Chair of the Securities and Exchange Commission, January 8, 2009; Testimony of Christopher Cox, Chairman, U.S. Securities and Exchange Commission, "Improving Financial Disclosure for Individual Investors," Before the Committee on Banking, Housing, and Urban Affairs, United States Senate, April 25, 2006; U.S. Securities and Exchange Commission, Division of Corporation Finance, Staff Observations in the Review of Executive Compensation Disclosure ("Staff Observations"), http://sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm (accessed February 6, 2009)

> relate to the preparation and content of documents filed with or submitted to the Commission. We now believe that our prior interpretation elevated form over substance. Beginning today, we therefore will consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, we believe it may be excluded under rule 14a-8(i)(7).

The instant Proposal is far from a matter of ordinary business. It is central to proper shareholder consideration of executive compensation. Regulation S-K specifically called for disclosure of company information on compensation consultants as a key component of executive compensation disclosure.[2] The Securities and Exchange Commission has long recognized that executive compensation is not a matter of ordinary business.[3] While the Company cites Exchange Act Release No. 33-8732A and Item 407(e)(3)(iii) of Regulation S-K, in its attempt to define the Proposal to a matter of ordinary business, the Division of Corporation Finance described its review of the executive compensation and related disclosure of 350 public companies, noting that:

> Item 407(e)(3)(iii) [of Regulation S-K] requires companies to disclose the role compensation consultants played in the decision-making process, and we asked a number of companies to do so. In particular, we asked companies to more specifically disclose the nature and scope of a consultant's assignment and material instructions the company gave it.[4]

More recently, Connecticut Treasurer Denise Napier was joined by 20 institutional investors, including the Comptroller of New York, the Treasurer of North Carolina and the chairs of leading state, city, Taft-Hartley, university and social investment funds, asking former U.S. Securities and Exchange Commission Chairman Christopher Cox to require "companies to disclose in the proxy statement the fees associated with all engagements for a single company and any ownership interest a consultant working for a compensation committee may have in the parent consulting firm."[5]

In *Washington Mutual, Inc.*, 2000 SEC No-Act. LEXIS 206 (February 14, 2000) (proposal urging the board to disclose specified information regarding Washington Mutual's relationships with its executive compensation consultants or firms in a separate report to shareholders), the Staff rejected the company's request to exclude a very similar proposal as a matter of "ordinary business."

Halliburton, however, relies upon *General Motors Corporation,* 2008 SEC No-Act. LEXIS 422 (March 28, 2008) (proposal requesting that the board adopt a policy addressing conflicts of interest involving board members with health industry affiliations, including conflicts associated with company involvement in public policy issues related to these affiliations), and

---

[2] 71 Fed. Reg. 53205 (September 8, 2006)
[3] Id.
[4] Staff Observation, Op. cit.at 10.
[5] Letter to the Honorable Christopher Cox, May 12, 2008 (Exhibit "A")

Union Pacific Corporation, 2008 SEC No-Act. LEXIS 332 (February 25, 2008) (proposal requesting that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents). The proposals in *General Motors Corporation* and *Union Pacific Corporation* were each excluded as matters of ordinary business. Unlike the Proposal before Halliburton, neither proposal had any history as a significant social policy issue.

The Company's attempt to trivialize the Proposal as a matter of ordinary business leads it to conclude that:

> a compensation consultant's possible conflicts of interest with respect to Halliburton…are determinations to be made by the Compensation Committee and the Board, not the stockholders. Further, the content of Compensation Discussion and Analysis is a decision for management, within the framework of the Commission's rules, and also relates to Halliburton's ordinary business operations.

Halliburton's perspective on compensation consultants as a matter of ordinary business, however, does not square with the views expressed by Congressional leaders,[6] the SEC, leading companies, including CVS/Caremark, DTE Energy, General Electric, Pfizer, Exxon Mobil, Home Depot and Wal-Mart,[7] together with the Council of Institutional Investors,[8] RiskMetrics[9] and leading compensation consultants, including James F. Reda. Each has expressed the view that the matter of compensation consultant disclosure is an extremely significant issue for investors, not a matter of ordinary business to be left exclusively to management.

III. Halliburton has the requisite power and authority to implement the Proposal.

Halliburton also argues that it is "contractually prohibited from making the disclosure" requested by the Proposal. Yet the Company offers nothing at all to support its claim. Given the large number of companies, including CVS/Caremark, DTE Energy, General Electric, Pfizer, Exxon Mobil, Home Depot and Wal-Mart, that have, in fact, contracted with compensation consultants and already make the disclosures requested by the Proposal, it would not appear to be a significant problem for Halliburton under Rule 14a-8(i)(6). The Company can provide the disclosure requested for its compensation consultants if it chooses to do so. At most, the Company might find it necessary to request the information required from its compensation consultant.

Halliburton's claim that Rule 14a-8(i)(6) would permit the Company to exclude the Proposal has no merit.

---

[6] Op. cit.

[7] "Independence of Compensation Consultants: A Growing Issue," Compensation Standards (Summer 2007).

[8] Id.

[9] James F. Reda, Comment Letter on File No. S7-03-06; Proposed Rules on Executive Compensation and Related Party Disclosure, Items 402 (b) and 407 (e) of regulation S-K.

Moreover, the Proposal, if adopted by the Board of Directors, would not take effect until 2010, at the earliest, when the Company prepared its proxy materials for shareholders. The Company would therefore have ample time to work with its compensation consultant to adjust any measures that might otherwise impede the disclosure requested by the Proposal.

IV. Conclusion

Halliburton has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal may not be excluded under Rule 14a-8(i)(7) because the Company it the matter of executive compensation and compensation consultants is not a matter of ordinary business.

The Proposal may not be excluded under rule 14a-8(i)(6) because the Company has the requisite power and authority to implement the Proposal, just as other companies have done.

Consequently, since Halliburton has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Company's shareholders at the 2009 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy of this letter to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

Attachment

cc: Bruce A. Metzinger, Assistant General Counsel and Assistant Secretary
Donald Kirshbaum, Investment Officer for Policy, Connecticut Retirement Plans & Trust Funds

EXHIBIT A

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OFFICE OF THE SECRETARY

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

4-558

RECEIVED
2008 MAY 12 PM 12:30
CHAIRMAN'S CORRESPONDENCE UNIT

May 12, 2008

The Honorable Christopher Cox, Chairman
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Chairman Cox:

As a coalition of 21 institutional investors representing $1.4 trillion in assets, we write today to bring to your attention our concern about the need for greater disclosure in the area of compensation consultant independence.

Investors need sound information in order to make prudent decisions, including information that will allow investors to assess the independence of the compensation consultant engaged by the board compensation committee. We believe a potential conflict of interest exists at companies in which consultants are hired to do work for both a company's management and its compensation committee. When a consultant performs such services as benefits management on the one hand, and advises the board's compensation committee on executive pay matters on the other hand, we believe that the consultant's integrity may be jeopardized. We refer you to the enclosed detailed comments.

Therefore, we are asking the Commission to consider requiring companies to disclose in the proxy statement the fees associated with all engagements for a single company and any ownership interest a consultant working for the compensation committee may have in the parent consulting firm.

We are also requesting a meeting with you and other Commissioners to discuss this issue. It is our belief that you are as committed to the idea of compensation consultant independence as we are, and we are eager to meet with you to explore ways we, as shareholders, and you, as a regulation commission, can bring about this desired goal.

We are available to meet with you at your convenience to discuss these issues further. Please contact Meredith Miller, Assistant Treasurer for Policy, Office of the Connecticut State Treasurer (860) 702-3294.

Thank you.

Sincerely,

Denise L. Nappier	Richard H. Moore	Thomas P. DiNapoli
Treasurer	Treasurer	Comptroller
State of Connecticut	State of North Carolina	State of New York

HALLIBURTON

1401 McKinney, Suite 2400 (77010-4035) • Post Office Box 42807 • Houston, Texas 77242-2807
PHONE 713.759.2600

January 8, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of AFL-CIO Reserve Fund (the "Proponent")

Dear Sir/Madam:

The Proponent has submitted a proposed resolution and supporting statement (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company ("Halliburton") stockholders scheduled to be held on May 20, 2009. This request for no-action advice is being submitted via email to shareholderproposals@sec.gov pursuant to Staff Legal Bulletin No. 14D dated November 7, 2008. A copy of each of the Proposal, a duplicate proposal submitted by the Connecticut Retirement Plans & Trust Funds as co-sponsor of the Proposal, and of this letter accompanies this email.

The Proposal urges the Halliburton Board of Directors "to adopt a policy requiring the following information to be included in the Compensation Discussion and Analysis section of the Proxy Statement:

a. A description of any services, other than executive compensation consulting, ("Other Services") performed by any firm ("Firm") that provided any executive compensation services to the board's Compensation Committee in the last fiscal year;

b. If a Firm has provided Other Services:

    1. The breakdown of fees paid by Halliburton to the Firm in the last fiscal year for executive compensation consulting services and for Other Services;

    2. Whether individual consultants who perform executive compensation consulting are permitted to own equity in the Firm; and

3. Whether the incentive pay of consultants who provide executive compensation services is linked in any way to the Firm's provision of Other Services."

For the reasons detailed below, Halliburton intends to omit the Proposal from its 2009 proxy materials pursuant to Rule 14a-8. Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the "Commission") that no enforcement action will be taken if Halliburton omits the Proposal from its 2009 proxy statement.

I. The Proposal is excludable as relating to Halliburton's ordinary business operations.

The Proposal involves the following ordinary business matters:

- the independence of the Compensation Committee's compensation consultant;
- the consultant's possible conflicts of interest with respect to Halliburton; and
- the content of the Compensation Discussion and Analysis portion of the proxy statement

and should be excluded pursuant to Rule 14a-8(i)(7).

In *Johnson Controls, Inc.* SEC No-action Letter (October 26, 1999), the Staff determined that proposals requesting additional disclosures in Commission-prescribed documents should not be omitted under the "ordinary business" exclusion solely because they relate to the preparation and content of documents filed with or submitted to the Commission. Rather, the Staff said it will consider whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business; where it does, it may be excluded under Rule 14a-8(i)(7).

Recently, in *Union Pacific Corporation*, SEC No-action Letter (February 25, 2008), the Staff determined that a proposal requesting that the board make available in its annual proxy statement information relevant to the company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents could be excluded under rule 14a-8(i)(7) as relating to Union Pacific's ordinary business operations.

Rule 14a-8(i)(7) allows a company to exclude proposals and supporting materials that relate to a company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

As described by the Commission in the 1998 Release, there are two central considerations on which the policy of the ordinary business exclusion is based. The 1998 Release states, "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The 1998 Release goes on to state, "The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

"Independence" and "conflicts of interest" are not easily defined and agreed upon concepts that would lend themselves to informed judgments by stockholders. Further, in relation to the Compensation Committee's compensation consultant, those are matters for determination by the Committee and the Board of Directors. The responsibility for the content of and liability for Compensation Discussion and Analysis are those of Halliburton's management.

While a significant social policy issue may protect a proposal from challenge under the ordinary business exclusion, in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated that "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." As described in this letter, a significant social policy is not implicated by the Proposal. Rather, the Proposal involves the following ordinary business matters:

- the independence of the Compensation Committee's compensation consultant;
- the consultant's possible conflicts of interest with respect to Halliburton; and
- the content of the Compensation Discussion and Analysis portion of the proxy statement.

In *Union Pacific Corporation* referenced above, the proponent argued strenuously and at length that the focus of the proposal was on rail security, and that the wide spread debate about terrorists attacks, Congressional hearings on the topic, and a letter from two Congressman to Chairman Cox about a similar proposal considered by the Staff the prior year, made the nature of the proposal one involving a significant social policy. The Staff, however, determined that the proposal could be excluded under Rule 14a-8(i)(7) as relating to Union Pacific's ordinary business operations. That the independence of compensation consultants is the subject of public discussion, including the Congressional hearing referenced in the supporting statement, is not sufficient to change the nature of the proposal from one involving ordinary business matters.

As described in Exchange Act Release No. 33-8732A (effective November May 7, 2006) (the "2006 Release"):

> "The purpose of the Compensation Discussion and Analysis disclosure is to provide material information about the compensation objectives and policies for named executive officers without resorting to boilerplate disclosure. The Compensation Discussion and

Analysis is intended to put into perspective for investors the numbers and narrative that follow it."

S-K Item 407(e)(3), which was enacted by the 2006 Release, specifies the disclosure required regarding the role of compensation consultants with respect to executive or director compensation. The 2006 Release indicates that the Commission considered a suggestion of requiring a discussion of the work performed by the compensation consultant for the company or others, but did not adopt it. Paragraph a. of the proposed resolution requires similar disclosure.

The Commission in adopting the Compensation Discussion and Analysis rules specified the disclosure required by registrants and further provided that the information would be soliciting material and filed with the Commission and to the extent the information is included or incorporated by reference into a periodic report, covered by the principal executive officer and principal financial officer certifications under the Sarbanes-Oxley Act of 2002. Halliburton's management is responsible and liable for the content of the Compensation Discussion and Analysis and it is up to Halliburton's management to determine what disclosure to make regarding the compensation consultant in addition to that required by Commission rules.

The Staff has determined on numerous occasions that proposals pertaining to compliance with laws or requesting implementation of policies regarding compliance with laws are excludable under Rule 14a-8(i)(7). See *Monsanto Company*, SEC No-action Letter (November 3, 2005) (proposal requesting that the board establish an ethics oversight committee to insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act, may be excluded as relating to its ordinary business operations (i.e. general conduct of a legal compliance program)); *Costco Wholesale Corporation*, SEC No-action Letter (December 11, 2003) (proposal requesting that the board develop a thorough Code of Ethics that would address issues of bribery and corruption and report on this Code could be excluded as relating to ordinary business operations); *Chrysler Corporation*, SEC No-action Letter (February 18, 1998) (proposal requesting that the board initiate a review of the company's code or standards for its international operations and prepare a report to be made available to shareholders could be excluded under Rule 14a-8(c)(7)); *Crown Central Petroleum Corporation*, SEC No-action Letter (February 19, 1997) (proposal requesting that the board investigate and report on compliance with applicable laws regarding sales of cigarettes to minors could be excluded as relating to ordinary business operations); and *Lockheed Martin Corporation*, SEC No-action Letter (January 29, 1997) (proposal mandating that the board evaluate whether the company has a legal compliance program that reviews conflicts of interest and the hiring of former government officials and employees and report on its findings could be excluded under Rule 14a-8(c)(7)). Ambiguous concepts like "independence" and "conflicts of interest" are less straight forward than compliance with laws, and, therefore, even less likely to be within the competence of stockholders to consider and make an informed decision about.

In *General Motors Corporation*, SEC No-action Letter (March 28, 2008) the Staff determined that a proposal requesting that the board adopt a policy addressing conflicts of interest involving board members with health industry affiliations, including conflicts associated with company involvement in public policy issues related to these affiliations, was excludable under rule 14a-8(i)(7), as relating to General Motors' ordinary business operations (i.e., terms of its conflicts of interest policy). Similarly, determinations of the Compensation Committee and the Board with respect to the independence of the Compensation Committee's compensation consultant and the consultant's possible conflicts of interest with respect to Halliburton are part of Halliburton's ordinary business operations.

The Proposal relates to Halliburton's ordinary business operations because the Proposal focuses on the independence of the Compensation Committee's compensation consultant and the consultant's possible conflicts of interest with respect to Halliburton, which are determinations to be made by the Compensation Committee and the Board, not the stockholders. Further, the content of Compensation Discussion and Analysis is a decision for management, within the framework of the Commission's rules, and also relates to Halliburton's ordinary business operations.

II. Halliburton lacks the power and authority to implement the Proposal.

Under Rule 14a-8(i)(6), the Proposal is excludable if Halliburton lacks the power or authority to implement the Proposal. As indicated in the Proposal, Halliburton has disclosed in its 2008 proxy statement that, in 2007, Hewitt provided services for Halliburton in addition to the services provided to Halliburton's Compensation Committee. That is also the case for 2008. Paragraph b.1. of the proposed resolution requires disclosure of: "The breakdown of fees paid by Halliburton to the Firm in the last fiscal year for executive compensation consulting services and for Other Services." Paragraph b.2. of the proposed resolution requires disclosure of: "Whether individual consultants who perform executive compensation consulting are permitted to own equity in the Firm." Paragraph b. 3 of the proposed resolution requires disclosure of: "Whether the incentive pay of consultants who provide executive compensation services is linked in any way to the Firm's provision of Other Services." Halliburton is contractually prohibited from making the disclosure required by Paragraph b.1. with respect to the fees paid to Hewitt, both for executive compensation consulting and for other services. Further, Halliburton has no right to inquire about the matters regarding Hewitt's internal structure and the compensation it pays its employees that are addressed by Paragraphs b.2. and b.3., much less the ability to compel disclosure from Hewitt or its employees regarding those matters, so Halliburton would not have access to that information. Halliburton would, therefore, not have the ability to disclose the requested information and would not have the power to implement the Proposal.

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton intends to file its 2009 proxy statement and form of proxy no earlier than April 1, 2009. Halliburton submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies the Proponent and co-proponent of Halliburton's intention to omit the Proposal from Halliburton's proxy statement and form of proxy for the 2009 Annual Meeting.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Respectfully submitted,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Vineeta Anand, AFL – CIO Reserve Fund via facsimile 202-508-6992
Donald Kirshbaum, Connecticut Retirement Plans & Trust Funds
via facsimile 860-524-9470

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

EXECUTIVE COUNCIL

JOHN J. SWEENEY, PRESIDENT
RICHARD L. TRUMKA, SECRETARY-TREASURER
ARLENE HOLT BAKER, EXECUTIVE VICE PRESIDENT

Gerald W. McEntee, Michael Goodwin, Elizabeth Bunn, Joseph J. Hunt, Leo W. Gerard, John Gage, Andrea E. Brooks, Laura Rico, James C. Little, Mark H. Ayers, Randi Weingarten, Michael Sacco, William Lucy, Michael J. Sullivan, Clyde Rivers, Ron Gettelfinger, William H. Young, Larry Cohen, Robbie Sparks, Alan Rosenberg, Ann Converso, R.N., Matthew Loeb, Frank Hurt, Robert A. Scardelletti, Harold Schaitberger, Cecil Roberts, James Williams, Vincent Giblin, Warren George, Nancy Wohlforth, Capt. John Prater, Richard P. Hughes Jr., Jill Levy, Patricia Friend, R. Thomas Buffenbarger, Edwin D. Hill, William Burrus, John J. Flynn, William Hite, Gregory J. Junemann, Paul C. Thompson, Rose Ann DeMoro, Fred Redmond

December 8, 2008

Sent by FAX and UPS Next Day Air

Ms. Sherry D. Williams, Vice President
and Corporate Secretary
Halliburton Company
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010

Dear Ms. Williams:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Halliburton Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,202 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at (202) 637-5182.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Shareholder Proposal

Resolved, that the shareholders of Halliburton Company (the "Company") urge the board of directors to adopt a policy requiring the following information to be included in the Compensation Discussion and Analysis section of the Proxy Statement:

a. A description of any services, other than executive compensation consulting, ("Other Services") performed by any firm ("Firm") that provided any executive compensation services to the board's Compensation Committee in the last fiscal year;
b. If a Firm has provided Other Services:
    1. The breakdown of fees paid by Halliburton to the Firm in the last fiscal year for executive compensation consulting services and for Other Services;
    2. Whether individual consultants who perform executive compensation consulting are permitted to own equity in the Firm; and
    3. Whether the incentive pay of consultants who provide executive compensation services is linked in any way to the Firm's provision of Other Services.

Supporting Statement

As long-term owners, we believe that a company's pay practices reflect how well management's interests are aligned with that of shareholders. The current financial crisis has made it clear that executive compensation at many companies is on an unsustainable trajectory and has become disconnected from company performance.

The independence of compensation consultants is important in determining how senior executives are compensated. We believe a potential conflict of interest exists at companies such as Halliburton where firms are hired to work for both the board's compensation committee and the company or management. Halliburton's 2008 Proxy Statement says that Hewitt, which was hired in 2007 as the compensation consultant to advise the board's Compensation Committee, "also performs benefit administration services" for the Company. But nowhere in the Proxy Statement does the Company disclose the fees paid to Hewitt for the compensation consulting, and the Other Services.

The potential conflicts of interest arise because Firms earn far higher fees from Other Services than from compensation consulting, and cross-selling of Other Services is an important objective of the Firms. James Reda, who runs an eponymous independent compensation consultancy, estimates that Firms earn 2% or less of their total revenue from executive compensation consulting services. (Comment letter to SEC on Proposed Rules on Executive Compensation and Related Party Disclosure, April 6, 2006.) More recently, an investigation by the House Oversight and Governmental Reform Committee found that on average, full-service consulting firms were paid nearly 11 times more for the other consulting services than for the executive compensation advice.

Considering the key role of compensation consultants, we believe that shareholders should be given the information needed to assess the independence of the board's compensation consultant. This proposal urges Halliburton to disclose information that is material to determining the independence of the compensation consultant and the objectivity of the advice rendered.

We urge shareholders to vote FOR this proposal.

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

December 8, 2008

Ms. Sherry D. Williams, Vice President
and Corporate Secretary
Halliburton Company
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010

Dear Ms. Williams:

The purpose of this letter is to inform you that the Connecticut Retirement Plans & Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by the AFL-CIO Reserve Fund. A copy of the resolution is attached.

I hereby certify that the CRPTF has held the mandatory minimum number of Halliburton Company shares for the past year. Furthermore, as of December 5, 2008, the CRPTF held 626,488 shares of Halliburton Company valued at approximately $8,965,043. The CRPTF will continue to hold Halliburton Company shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy, at (860) 702-3164, if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer

Attachments

cc: Daniel F. Pedrotty, Director, Office of Investment, AFL-CIO

Shareholder Proposal

Resolved, that the shareholders of Halliburton Company (the "Company") urge the board of directors to adopt a policy requiring the following information to be included in the Compensation Discussion and Analysis section of the Proxy Statement:

a. A description of any services, other than executive compensation consulting, ("Other Services") performed by any firm ("Firm") that provided any executive compensation services to the board's Compensation Committee in the last fiscal year;
b. If a Firm has provided Other Services:
    1. The breakdown of fees paid by Halliburton to the Firm in the last fiscal year for executive compensation consulting services and for Other Services;
    2. Whether individual consultants who perform executive compensation consulting are permitted to own equity in the Firm; and
    3. Whether the incentive pay of consultants who provide executive compensation services is linked in any way to the Firm's provision of Other Services.

<u>Supporting Statement</u>

As long-term owners, we believe that a company's pay practices reflect how well management's interests are aligned with that of shareholders. The current financial crisis has made it clear that executive compensation at many companies is on an unsustainable trajectory and has become disconnected from company performance.

The independence of compensation consultants is important in determining how senior executives are compensated. We believe a potential conflict of interest exists at companies such as Halliburton where firms are hired to work for both the board's compensation committee and the company or management. Halliburton's 2008 Proxy Statement says that Hewitt, which was hired in 2007 as the compensation consultant to advise the board's Compensation Committee, "also performs benefit administration services" for the Company. But nowhere in the Proxy Statement does the Company disclose the fees paid to Hewitt for the compensation consulting, and the Other Services.

The potential conflicts of interest arise because Firms earn far higher fees from Other Services than from compensation consulting, and cross-selling of Other Services is an important objective of the Firms. James Reda, who runs an eponymous independent compensation consultancy, estimates that Firms earn 2% or less of their total revenue from executive compensation consulting services. (Comment letter to SEC on Proposed Rules on Executive Compensation and Related Party Disclosure, April 6, 2006.) More recently, an investigation by the House Oversight and Governmental Reform Committee found that on average, full-service consulting firms were paid nearly 11 times more for the other consulting services than for the executive compensation advice.

Considering the key role of compensation consultants, we believe that shareholders should be given the information needed to assess the independence of the board's compensation consultant. This proposal urges Halliburton to disclose information that is material to determining the independence of the compensation consultant and the objectivity of the advice rendered.

We urge shareholders to vote FOR this proposal.